MG Capital Encourages HC2 Stockholders to Focus on Electing a Truly Independent Slate of Director Nominees with a Value-Enhancing Strategy

Calls Into Question the Board’s Late Decision to Announce an Addition to Its “Slate of Director Nominees” at the 2020 Annual Meeting Without Yet Publicly Setting a Record Date or Meeting Date

Contends the Board Failed to Adequately Disclose That Its New Intended Nominee Has Long-Standing Ties to at Least Three of the Six Incumbent Directors

Latest Move Only Strengthens MG Capital’s Commitment to Installing Its World-Class Slate, Which Has a Viable Strategy for Delivering an Estimated $9 Per Share in Value

Urges Stockholders to Vote on the GREEN Consent Card For Our Nominees, Who Have Exceptional Backgrounds From Their Tenures Working at Widely-Respected Financial Institutions and Serving on Various Public Company Boards
NEW YORK – BUSINESSWIRE – MG Capital Management, Ltd. (together with Percy Rockdale LLC, the nominating stockholder, and its affiliates, “MG Capital” or “we”), a significant stockholder of HC2 Holdings, Inc. (NYSE: HCHC) (“HC2” or the “Company”), which collectively with the other participants in its solicitation beneficially owns more than 6% of the Company’s outstanding shares, today issued a response to HC2’s April 21, 2020 announcement regarding the intended addition of Avram Glazer to its slate of nominees for election to the Board of Directors (the “Board”) at the 2020 Annual Meeting of Stockholders (the “Annual Meeting”).

Michael Gorzynski, MG Capital’s founder and managing partner, commented:

“Today’s announcement, which conspicuously omits an Annual Meeting date since HC2 has not yet set one, only reinforces that the incumbent directors have no interest in listening to the voices of stockholders outside of their own insider clique. We are concerned that this prospective addition to the Board will not help change the existing culture of mismanagement and self-dealing that has destroyed hundreds of millions of dollars in stockholder value over the past six years.

While we recognize the benefit of bringing in new directors, we firmly believe that HC2 needs a reconstituted and truly independent Board right away in order to address the Company’s mounting challenges in an objective manner. Mr. Glazer, who previously ran Zapata Corporation for years prior to that business becoming Harbinger Group, has documented ties to at least three directors that date back more than a decade.1 2

In our view, the Board has once again demonstrated that it has no interest in changing the prior practices that brought HC2 to the brink of bankruptcy. Today’s announcement comes on the heels of two investors suing HC2 over the Company’s alleged effort to mislead stockholders by including coercive language in its Consent Revocation Statement related to the financial implications of a change in control. HC2 suggested to stockholders that if our nominees took control of the Board, HC2 might not have the capital available to pay holders of preferred securities – resulting in material financial duress. While HC2 ultimately responded to the lawsuit by granting a waiver to our nominees, the legal proceeding remains active before the Delaware Court. This latest announcement also comes following an extended period during which the Texas Department of Insurance has been examining Continental General Insurance Company’s corporate governance and related party transactions.3

1 Zapata Corporation 8-K filing with the Securities and Exchange Commission, dated July 9, 2009 (link).
2 Bloomberg Businessweek, Is Zapata The Glazers' Toy?, dated July 7, 1996 (link) and HC2 Holdings, Inc. website (link).
3 Institutional Investor, No One: Absolutely No One: I Wonder What Phil Falcone Is Up To?, April 20, 2020 (link).

We encourage all stockholders to view our consent solicitation as a real opportunity to right the many wrongs at HC2. Our slate of nominees – which possess strong public board experience and robust expertise across the sectors HC2 invests in – are firmly committed to unlocking value for long-suffering stockholders. That is why we spent months developing a strategy to deliver an estimated $9 per share in value through the elimination of corporate waste, a systematic reduction of debt, and an optimization of HC2’s portfolio around ‘crown jewel’ assets.”

Stockholders can learn about how to consent on the GREEN card by visiting www.ABetterHC2.com. The website includes additional information regarding our six director nominees and their plan for delivering an estimated $9 per share in value. As a reminder, to demonstrate alignment with stockholders, our nominees have committed to slashing director fees by 50% and compensating Michael Gorzynski $1 for his potential service as interim Chief Executive Officer.

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We urge HC2 stockholders to consent to all three proposals on the GREEN consent card and return it in your postage-paid envelope provided. The consent deadline is May 7, 2020.

Should you have any questions or need assistance with voting, please contact Saratoga Proxy Consulting LLC at (888) 368-0379 or (212) 257-1311 or by email at info@saratogaproxy.com.

PROTECT YOUR INVESTMENT. SIGN, DATE AND RETURN YOUR FILLED OUT GREEN CONSENT CARD TODAY.

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Contacts

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Saratoga Proxy Consulting LLC
John Ferguson / Joe Mills, 212-257-1311
jferguson@saratogaproxy.com / jmills@saratogaproxy.com

For Media:

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Greg Marose / Charlotte Kiaie, 347-343-2999
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